EXHIBIT 12.1

MOLINA HEALTHCARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in millions)
Earnings:
(Loss) income before income taxes, continuing operations	$(612)	$205	$322	$135	$81
Add fixed charges:
Interest expense, including amortization of debt discount	118	101	66	57	52
Estimated interest portion of rental expense	11	12	8	5	4
Total fixed charges	129	113	74	62	56
Total earnings available for fixed charges	$(483)	$318	$396	$197	$137

Fixed charges from above:	$129	$113	$74	$62	$56

Ratio of Earnings to Fixed Charges (1)	—	2.8	5.4	3.2	2.4

Total rent expense	$75	$64	$44	$32	$25
Interest factor	14%	18%	18%	16%	16%
Interest component of rental expense	$11	$12	$8	$5	$4
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(1)	Earnings were inadequate to cover fixed charges by $612 million for the year ended December 31, 2017.